Confidential Treatment Requested by Marathon Oil Corporation
June 2, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 6, 2006
File No. 001-05153
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     Set forth below are responses from Marathon Oil Corporation to Comments of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated May 2, 2006, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.
10-K for the fiscal year ended December 31, 2005
Financial Statements
Note 1, Summary of Principal Accounting Policies, page F-8
Asset retirement obligations, page F-12
Comment 1
We understand you have not recorded certain asset retirement obligations associated with oil and gas producing facilities for which no legal obligation

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associated with retirement of such facilities exists. To further our understanding, please describe the nature and location of such facilities for which no asset retirement obligation has been recorded as of December 31, 2005. In your response, tell us to what extent you have incurred costs to retire similar production facilities in the same surrounding locations, in which no legal obligation existed during your ownership. If your historical practice implies an intent to incur retirement costs related to these production facilities, for which you have not recorded an asset retirement obligation, tell us what consideration you gave to the recognition of a liability as defined in SFAS 5.
Response 1
We have not recognized an asset retirement obligation for our natural gas production operations offshore Equatorial Guinea since we are not responsible for retirement of these facilities under the terms of our agreements. Additionally, the 1981 Equatorial Guinea Hydrocarbon Law established that facilities for the production of hydrocarbons shall be the property of the State.
We have never incurred costs to retire similar production facilities in the same surrounding locations in which no legal obligation existed during our ownership. Our historical practice does not imply any intent to incur asset retirement costs related to these production facilities.
Comment 2
Your disclosure states your financial statements continue to exclude recognition of certain asset retirement obligations for which the settlement date is indeterminable. Please identify the nature of the assets and obligations that remain unrecorded and support your conclusions under the concepts described in paragraph 5 of FIN 47.
Response 2
We have not recognized asset retirement obligations for the removal of materials and equipment from or the closure of certain refinery, pipeline and marketing assets because the fair values cannot be reasonably estimated due to an indeterminate settlement date of these obligations. The settlement date of these obligations is uncertain as we are unable to determine when our normal operating activities associated with these assets will cease.
The assets for which settlement dates are indeterminate are either owned by Marathon or leased under agreements with automatic renewal clauses. We have no current plans or expectations of future plans to cease conducting operations with these assets. We are not aware of any factors at this time which would require the retirement of any of these assets.

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The nature of unrecorded obligations with indeterminate settlement dates related to these assets include the following:
a.	Removal of substances which are subject to regulation as solid or hazardous wastes that remain in tanks or other vessels upon cessation;

b.	Closure of solid waste management units at certain of our refineries;

c.	Soil and water remediation resulting from normal operations if contamination is encountered when razing tanks or other structures (depending upon the jurisdiction involved);

d.	Purging and sealing pipelines upon abandonment;

e.	Removal of underground storage tanks at owned retail marketing outlets and refined product terminals; and

f.	Removal of leasehold improvements at leased retail marketing outlets.
An extensive maintenance and improvement program keeps our assets in good operating condition. With such regular maintenance the assets will continue to be operable into the foreseeable future. Therefore, we have no expected closure dates for any of these assets nor is there a basis for determining possible closure dates based on past practice or economic life to which probabilities could be assigned. Since the settlement dates of these obligations have not been specified by others and there is no basis for estimating probable settlement dates, we have not satisfied the conditions outlined in paragraph 5 of FIN 47 for which to reasonably estimate an asset retirement obligation.
Engineering Comments
Estimated Net Recoverable Quantities of Oil and Natural Gas, page 33
Comment 3
Explain the term “audit” as you utilize it in the third paragraph with respect to both your Corporate Reserves Group and third-party consultants.
Response 3
Marathon’s Corporate Reserves Group and the third-party consultants follow the audit principles set forth by the Society of Petroleum Engineers in Article VI, section 6.1 of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information” dated June 2001. These Standards include the following concepts:
•	“An audit is an examination of Reserve Information that is conducted for the purpose of expressing an opinion as to whether such Reserve Information, in the aggregate, is reasonable and has been presented in conformity with generally accepted petroleum engineering and evaluation principles.

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•	...the estimation of reserves and other Reserve Information is an imprecise science due to the many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, such cannot be audited for the purpose of verifying exactness. Instead, Reserve Information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by an Entity in estimating its Reserves Information so that the Reserve Auditors may express an opinion as to whether, in the aggregate, the Reserve Information furnished by such Entity is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	The methods and procedures used by an Entity, and the Reserve Information it furnishes, must be reviewed in sufficient detail to permit the reserve auditor, in his or her professional judgment, to express an opinion as to the reasonableness of such Entity’s Reserve Information. In some cases, the auditing procedure may require independent estimates of the Reserve Information for particular properties. The desirability of such re-estimation will be determined by the Reserve Auditor exercising his or her professional judgment in arriving at the opinion as to the reasonableness of the Entity’s Reserve Information.”
Both internal Corporate Reserves Group and third-party audits are conducted using the same process. The reserve auditors are provided engineering and geoscience technical data and analyses and resulting reserve estimates. The reserve auditor analyzes the information provided in sufficient detail either to accept the interpretation presented or to make an alternate independent interpretation. The reserve auditor then may develop an independent estimate of the proved oil and gas reserves that is in compliance with SEC rules and guidance and generally accepted petroleum engineering and evaluation principles.
Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-43
Proved developed and undeveloped reserves:, page F-46
Comment 4
We note that you have attributed 165 million barrels of proved oil reserves to your re-entry to Libya.
a)	Please describe to us the procedures you employed to arrive at this proved reserve figure.

b)	Address whether any of these reserves are scheduled for recovery after expiration of your license.

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c)	Include an historical monthly production schedule and rate vs. time plot for at least the prior five years for your Libyan properties. Explain any significant differences between the most recent historical production figures and your projected rate of 40-45 thousand barrels of oil per day (page 3).

d)	Tell us the proved developed reserve figures here as well as the proved and proved developed reserve figures estimated by your third party reserve auditor (page 34). Identify to us this reserve auditor.
Response 4
a)	The proved reserve figure was calculated in compliance with Marathon’s reserve estimation procedures: the estimate was developed by experienced reservoir engineers and approved by the Director of Corporate Reserves. Our proved reserve estimate reflects a historically derived exponential decline of approximately nine percent through the term of the contracts which results in estimated future recoverable net proved developed reserves of 162.2 million barrels of liquid hydrocarbons (MMBBL). Additionally, 2.8 MMBBL of proved reserves were added due to our underlift position when sanctions were imposed, resulting in a total net proved reserve estimate of 165 MMBBL.

b)	None of the proved developed reserves added in Libya at year end 2005 are scheduled for recovery after expiration of our licenses. We terminated the decline used to develop reserves at year end 2030 or later, depending upon the specific concession, to reflect the 25-year extension granted December 29, 2005.

c)	The requested data is presented in the attached spreadsheet for both the gross and our equivalent net interest. There are no significant differences between the most recent historical production figures and our projected production rate.

d)	All 165 million barrels of reserves added for our Libyan properties during 2005 were proved developed reserves. A third-party audit of the Libya reserves is planned for the third quarter of 2006. Ryder Scott Company has been contracted to perform this audit.
Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the Staff’s comments or changes made in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing and (c) Marathon may not assert the Staff’s

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comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.

Very truly yours, /s/ Janet F. Clark Janet F. Clark Senior Vice President and Chief Financial Officer

JFC/ACW
Enclosures